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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5 )*

                           BALLARD POWER SYSTEMS INC.
              ---------------------------------------------------
                                (Name of Issuer)

                                 Common Shares
              ---------------------------------------------------
                         (Title of Class of Securities)

                                  05858H 10 4
              ---------------------------------------------------
                                 (CUSIP Number)

                                Rainer Beckmann
                                   Daimler AG
                              Mercedesstrasse 137
                                70327 Stuttgart
                                    Germany
                            Tel: 011-49-711-17-58999
              ---------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                January 31, 2008
              ---------------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                              Page 2 of 6 Pages

CUSIP NO.  058584 10 4

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1       Name of Reporting Person

        Daimler AG
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2       Check the Appropriate box if a member of a group                (a) [_]
                                                                        (b) [_]
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3       SEC use only

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4       Source of funds (See Instructions)

        Not applicable
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5       Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                            [_]
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6       Citizenship or place of organization

        Federal Republic of Germany
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                               7    Sole voting power

                                    0
            NUMBER OF       ---------------------------------------------------
              SHARES           8    Shared voting power
          BENEFICIALLY
              OWNED                 0
             BY EACH        ---------------------------------------------------
            REPORTING          9    Sole dispositive power
              PERSON
               WITH                 0
                            ---------------------------------------------------
                               10   Shared dispositive power

                                    0
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11      Aggregate amount beneficially owned by each reporting person

        0
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12      Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
                                                                            [_]
--------------------------------------------------------------------------------
13      Percent of class represented by amount in row (11)

        0%
--------------------------------------------------------------------------------
14      Type of reporting person (See Instructions)

        CO
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                                                             Page  3 of 6 Pages


This Amendment No. 5 amends the Statement on Schedule 13D filed on December 10, 2001 ("Schedule 13D") by Daimler AG (formerly known as DaimlerChrysler AG) and DaimlerChrysler North America Holding Corporation, as amended by Amendment No. 1 to the Schedule 13D filed on January 19, 2005 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on February 3, 2005 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on September 15. 2005 ("Amendment No. 3") and Amendment No. 4 to the Schedule 13D filed on November 9, 2007 ("Amendment No. 4"), with respect to the Common Shares (the "Common Shares") of Ballard Power Systems Inc., a Canadian corporation ("Ballard").

ITEM 2 - IDENTITY AND BACKGROUND

No change

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable. This Amendment No. 5 is filed in connection with the sale by Daimler AG of all of its Common Shares to Ballard upon the closing of the transactions contemplated by the Restructuring Agreement (as defined below). See "Item 4 - Purpose of Transaction" below.

ITEM 4 - PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, is hereby amended and restated by deleting it in its entirety and substituting the following:

"Daimler AG initially acquired Common Shares in order to participate in a global alliance (the "Global Alliance") with Ballard and Ford Motor Company ("Ford") for the development, marketing and sale of fuel cell engines and related technology. Additional Common Shares were acquired directly and indirectly by Daimler AG, as more particularly described under Item 3 of Amendment No. 1.

As reported in Amendment No. 4, on November 7, 2007, Daimler AG entered into a Restructuring Agreement (as amended, the "Restructuring Agreement") with Ballard and Ford pursuant to which Ballard agreed to transfer to Daimler AG and Ford certain joint intellectual property rights related to the automotive business and cash. Ballard agreed to incorporate a new British Columbia corporation to which it agreed to transfer certain assets and liabilities, as well as personnel related to Ballard's automotive business. This new company was to be owned as to 50.1% by Daimler AG, 30.0% by Ford and 19.9% by Ballard.

On January 31, 2007, the transactions contemplated by the Restructuring Agreement closed. As of such date, Daimler AG sold to Ballard all of its Common Shares and its Class A Shares of DBF Pref Share Holdings, Inc., a company which holds the Class A share and Class B share of Ballard. Daimler AG no longer owns any Common Shares. In addition, because Daimler AG no longer owns any Common Shares, Daimler AG's rights under the Global Alliance to appoint certain members of the Board of Directors of Ballard has ceased.

FUTURE PLANS

At the present time Daimler AG does not have any additional plans or proposals that relate to or would result in actions or circumstances enumerated in Item 4 of Schedule 13D."

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER


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                                                             Page  4 of 6 Pages


Item 5 of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, is hereby amended and restated by deleting it in its entirety and substituting the following:

(a) - (b)

Daimler AG does not own any Common Shares and, to the knowledge of Daimler AG, no executive officer or director of Daimler AG owns any Common Shares.

(c)

To the best of the knowledge of Daimler AG, none of the persons named in response to paragraph (a) has effected any transactions in the Common Shares during the past 60 days.

(d) - (e)

As of January 31, 2008, Daimler AG ceased to be the beneficial owner of any Common Shares.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No change

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed in connection with this Amendment No. 5 to the
Schedule 13D:

Exhibit 1.   Members of Supervisory Board and Board of Management of Daimler AG.


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                                                             Page  5 of 6 Pages


                                   SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 1, 2008.



DAIMLER  AG



By: /s/ Dr. Wolfgang Bauder
    ------------------------------
    Name:  Dr. Wolfgang Bauder
    Title: Senior Counsel



By: /s/ Dr. Peter Herz
    ------------------------------
    Name:  Dr. Peter Herz
    Title: Assistant General Counsel





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                                                             Page  6 of 6 Pages


                                INDEX TO EXHIBITS


         Exhibit 1. Members of Supervisory Board and Board of Management of Daimler AG.